[Allied World Assurance Company Holdings, Ltd Letterhead]
July 8, 2008
Via Edgar and Federal Express
Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

Re:	Allied World Assurance Company Holdings, Ltd Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 29, 2008 File No. 001-32938
Dear Mr. Riedler:
On behalf of Allied World Assurance Company Holdings, Ltd (the “Company”), we are responding to the comment of the staff of the Securities and Exchange Commission contained in the letter, dated June 25, 2008, to Mr. Scott A. Carmilani (the “Comment Letter”), which pertains to the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”). We have set forth the staff’s comment below with the Company’s corresponding response.
Form 10-K for the year ended December 31, 2007
Risk Factors, page 27
“We depend on a small number of brokers for a larger portion of our revenues...,” page 30
1.	Comment: Please refer to your response to Comment 1. We note that Marsh & McLennan Companies, Inc. accounted for 30% of your gross premiums for fiscal year 2007, Aon Corporation accounted for 24%, and Willis Group Holdings Ltd. accounted for 10%. Please tell us the basis for your determination that you are not substantially dependent on any of these agreements. In addition, please tell us how you believe your results would be affected if these agreements were terminated. If you believe your results would not be affected, please tell us why.

Response: As mentioned in our prior response, Item 601(b)(10)(ii)(B) of Regulation S-K provides examples of contracts upon which a registrant’s business may be “substantially dependent,” including contracts to sell a major part of a registrant’s products or services or to purchase a major part of a registrant’s goods, services or raw materials, etc. The types of contracts required to be disclosed thereunder are those that are fundamental to the business

Securities and Exchange Commission
July 8, 2008

of the registrant. For the following three reasons, the Company believes that the agreements certain of its subsidiaries have entered into with Marsh & McLennan Companies, Inc. (“Marsh”), Aon Corporation (“Aon”) or Willis Group Holdings Ltd. (“Willis”) are not fundamental to the Company’s business and are not agreements upon which the Company is substantially dependent:
•	Firstly, as we discussed in our prior response, the terms of the agreements the Company’s subsidiaries have entered into contain simple, customary course of conduct terms between the parties and are very limited in scope (please see the third paragraph of our prior response for a description). In fact, many of our (re)insurance subsidiaries do not have these agreements at all. The agreements do not cover material topics fundamental to the sale of (re)insurance products, such as (i) the ability to write an established amount of (re)insurance business that Marsh, Aon or Willis brokers each year; (ii) the requirement that Marsh, Aon or Willis produce a certain amount of (re)insurance business for the Company’s subsidiaries each year; or (iii) any obligation of Marsh, Aon or Willis to give the Company’s subsidiaries any preferential treatment over other (re)insurers in the open market.

•	Second, the reason the material topics mentioned above do not exist in these agreements is because the sale of (re)insurance products is an open market, competitive process “brokered” for the purchaser of the (re)insurance by agents such as Marsh, Aon and Willis. The insurance market is not driven by contracts of any type. The broker represents the (re)insurance purchaser (not the (re)insurer), and the Company’s subsidiaries procure business by successfully competing against other (re)insurance companies in the open market on the basis of many factors, including premium rates, financial strength, policy terms and conditions, and general reputation. With the advice of the brokers acting as agents for the (re)insured, the (re)insured (not the broker) ultimately determines those (re)insurance companies from which it will buy (re)insurance. For legal reasons, brokers like Marsh, Aon and Willis must try to obtain the best
(re)insurance protection and pricing for their client. That means requesting (re)insurance quotes in the open market from as many
(re)insurers as practical. The terms of the agreements we have with Marsh, Aon and Willis do not help us influence any of the competitive factors discussed above and do not materially assist us in procuring business from these brokers.

•	Lastly, while the Company recognizes that a significant percentage of its gross premiums for 2007 came from Marsh, Aon and Willis, this result is likely due to the fact that Marsh, Aon and Willis are three of the largest (re)insurance brokers in the world and advise a substantial portion of the (re)insurance purchasers

Securities and Exchange Commission
July 8, 2008

worldwide. With or without these agreements, the percentage of business we write with Marsh, Aon and Willis would likely remain unchanged.
The Company does not believe that the termination of any agreement its subsidiaries have with Marsh, Aon or Willis would adversely affect its business or results of operations. In fact, the Company has eight (re)insurance subsidiaries and/or licensed branches in eight different locations worldwide, and the Company does not have agreements with Marsh, Aon or Willis in all of these locations. In some of these jurisdictions agreements are customary and in some they are not. In those jurisdictions where we do not have an agreement with these brokers, we still conduct substantial business with Marsh, Aon and Willis. These agreements do not materially assist in the production of business, and, for all of the reasons set forth above, the Company does not believe that the termination of any of these agreements would affect its business or results of operations in any material respect.

For the aforementioned reasons, the Company respectfully submits that none of the agreements it has entered into with Marsh, Aon or Willis constitute a material agreement on which its business is substantially dependent.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding this letter, please do not hesitate to contact me at (441) 278-5541.
Very truly yours,
/s/ Wesley D. Dupont
Wesley D. Dupont
Senior Vice President and General Counsel

cc:	Scott A. Carmilani